May 21, 2008

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westside Energy Corporation

Amendment No. 1 to Schedule 14A

Filed April 21, 2008

File No. 1-32533

Dear Mr. Schwall:

On May 14, 2008, Westside Energy Corporation (the “Company”) submitted its responses (“Previously Submitted Responses”) to your letter dated May 8, 2008, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Schedule 14A filed with the Commission on April 21, 2008, File No. 1-32533. For your convenience, the Company has reproduced its Previously Submitted Responses on Annex A attached hereto. The page references contained in the Previously Submitted Responses have been revised on Annex A to correspond to the amended proxy statement that is being filed simultaneously with this letter (the “Amended Proxy Statement”).

On May 19, 2008, the Company received an additional verbal comment (the “Additional Comment”) from the Staff relating to the Previously Submitted Responses. For your convenience, the Company has reproduced such verbal comment in this letter in italics typeface and has made its response below the comment (“Additional Response”) in normal typeface. Page references contained in the Additional Response are to the Amended Proxy Statement.

Additional Comment:

1.	It does not appear that you have provided the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X in the financial statements of Crusader Energy II, LLC and Knight Energy Group II, LLC. Rule 4-10(c)(7)(ii) requires details concerning the current status of oil and gas property costs not subject to amortization. We reissue our prior comment 3 with respect to these entities’ financial statements.

Mr. H. Roger Schwall

May 21, 2008

Response:	The Company has expanded the disclosure as requested. Please see pages F-46 and F-63.

The Company respectfully requests that the Staff advise the Company at its earliest convenience whether the Company’s responses adequately address the Staff’s comments.

In addition to the Previously Submitted Responses and the Additional Response, the Amended Proxy Statement has been revised to:

(a)    include interim financial statements and management’s discussion and analysis of financial condition and results of operations at and for the three months ending March 31, 2008; and

(b)    reflect the status of the Company’s anticipated financing to be entered into upon the closing of the business combination, as described on pages 13, 14 and 56-58.

If this response does not adequately answer your comments, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Douglas G. Manner
Douglas G. Manner Chief Executive Officer

Mr. H. Roger Schwall

May 21, 2008

ANNEX A

Schedule 14A filed April 21, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Crusader Entities, page 42

Liquidity and Capital Resources, page 48

Credit Facilities, page 50

1.	We note your disclosure in which you explain that you are currently in negotiations to obtain a new debt financing commitment from certain creditors to provide financing upon the consummation of the business combination. However, if you fail to obtain this financing with sufficient availability to refinance yours and Knight Energy Group, LLC’s current debt, the closing of the business combination will cause an event of default under your current credit facilities. Please clarify in further detail the nature of this potential default. In addition, within your Risk Factor discussion beginning on page 13 of the proxy, please address your risk of defaulting on your current credit facilities in the event the business combination is consummated.

Response:	The Company has revised the disclosure regarding its anticipated financing upon the consummation of the business combination. Please see page 51. In addition, the Company has clarified in further detail the nature of the potential default as a result of the consummation of the business combination and has included a Risk Factor to address the risk of such default. Please see pages 13, 14 and 56-58.

Financial Statements, page F-l

2.	We note you have expanded the disclosures in the financial statements of Knight Energy Group, LLC to comply with our prior comment 3. However, it does not appear that you have provided the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X in the financial statements of Crusader Energy II, LLC and Knight Energy Group II, LLC. We reissue our prior comment 3 with respect to these entities’ financial statements.

Response:	The Company has expanded the disclosure as requested. Please see pages F-46 and F-63.

Engineering Comments

The Crusader Entities, page 27

Oil and Gas Properties, page 27

3.	We note your disclosure that the Anadarko Basin properties have over 80% of your pro forma proved undeveloped reserves. Please amend your document to describe Crusader’s drilling results in this basin over the last two years and address the number of horizontal wells included in these statistics.

Response:	The Company has amended the disclosure as requested. Please see pages 27 and 28.

4.	Your supplemental response indicates that 46 of your proved undeveloped entities are scheduled to be producing by April 15, 2008. Please tell us if you have met this schedule and whether there have been significant deviations of these properties’ performance from your projections.

Mr. H. Roger Schwall

May 21, 2008

Response:	The drilling schedule reflected in the petroleum engineering report of LaRoche Petroleum Consultants, Ltd. (“LaRoche”) was generated by the Company and Crusader and provided to LaRoche in December 2007. The actual drilling schedule that has been executed differs from the schedule reflected in the LaRoche report as a result of a change in strategy to drill more locations not currently categorized as proved undeveloped in order to hold leases and accelerate the process of proving up the combined company’s land position on non-operated locations. As noted in the Staff’s comment, the LaRoche report indicated that 46 gross wells (16.56 net) were scheduled to be producing by April 15, 2008. By May 1, 2008, the combined company had participated in 38 gross wells (19.95 net) that were either producing or had been completed and were ready for production of which 22 gross (14.05 net) were drilled on proved undeveloped locations. Additionally, the aforementioned wells are producing at or near the expected rates. In addition, on May 1, 2008, the combined company had 17 rigs actively drilling, with 6 of those rigs drilling on operated properties. Seven (2.91 net) rigs are drilling on proved undeveloped locations. Most of these rigs are scheduled to continue drilling throughout 2008.

Oil and Natural Gas Date, page 28

5.	We note your statement, “The December 31, 2007 reserve estimates set forth above were evaluated by Crusader’s engineering staff (33%) and LaRoche Petroleum Consultants, Ltd. (67%).” Please expand this to clarify the basis for these percentages—reserves, present worth etc.—and to disclose the portion of proved undeveloped reserves estimated by Crusader’s engineering staff.

Response:	The Company has expanded the disclosure as requested. Please see page 29.

Net Production, page 29

6.	Please amend your document to disclose your historical gas and oil production separately, e.g. MCF of gas and barrels of oil.

Response:	The Company has amended the disclosure as requested. Please see page 29.